SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Holly Energy Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)
435763 10 7
(CUSIP Number)
Denise C. McWatters
Vice President, General Counsel and Secretary
HollyFrontier Corporation
2828 N. Harwood, Suite 1300
Dallas, Texas 75201
Tel: (214) 871-3555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

#PageNum#

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Corporation 75-1056913
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,503 Common Units
	8	SHARED VOTING POWER 12,055,012 Common Units
	9	SOLE DISPOSITIVE POWER 72,503 Common Units
	10	SHARED DISPOSITIVE POWER 12,055,012 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 12,127,515 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.7% of Common Units
14		TYPE OF REPORTING PERSON CO – corporation

(1)
Certain direct and indirect wholly owned subsidiaries of HollyFrontier Corporation, including HollyFrontier Holdings LLC, Navajo Pipeline Co., L.P., Navajo Refining Company, L.L.C., Holly Refining & Marketing Company – Woods Cross LLC and Holly Logistics Limited LLC, are the record owners of 12,055,012 of these Common Units.

#PageNum#

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Holdings LLC 90-0868306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 1,029,900 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 1,029,900 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,900 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Mexico, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,935,055 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,935,055 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,935,055 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5% of Common Units
14		TYPE OF REPORTING PERSON CO – corporation

(1)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,935,055 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,935,055 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,935,055 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company
(1)    Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,935,055 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,935,055 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,935,055 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company
(1)    Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,935,055 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,935,055 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,935,055 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5% of Common Units
14		TYPE OF REPORTING PERSON PN – partnership
(1)    Holly Logistics Limited LLC is the record owner of 10,807,615 of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,807,615 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,807,615 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,807,615 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company
(1)    Holly Logistics Limited LLC is the record owner of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistics Limited LLC 27-4289116
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,807,615 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,807,615 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,807,615 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Refining Company, L.L.C. 85-0301920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,844 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,844 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,844 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Refining & Marketing Company – Woods Cross LLC 61-1443519
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 30,213 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 30,213 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,213 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of Common Units
14		TYPE OF REPORTING PERSON OO – limited liability company

AMENDMENT NO. 4 TO SCHEDULE 13D
This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2009, as amended by the Amendment No. 1 thereto filed on January 14, 2011, by HollyFrontier Corporation (formerly named Holly Corporation), Navajo Holdings, Inc., Navajo Pipeline GP, L.L.C., Navajo Pipeline LP, L.L.C., Navajo Pipeline Co., L.P., Holly Logistic Services, L.L.C., Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. (collectively, the “Filing Persons”), as further amended by the Amendment No. 2 thereto filed on February 25, 2011, by the Filing Persons (other than HEP Logistics Holdings, L.P.), and as further amended by the Amendment No. 3 thereto filed on December 21, 2011, by the Filing Persons (other than HEP Logistics Holdings, L.P.).
Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.
Item 2. Identity and Background
Sub-Items (a) and (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a)    Name of Persons Filing this Statement:

(1)
HollyFrontier Corporation, a Delaware corporation and formerly named Holly Corporation (“HollyFrontier”), is the parent of HollyFrontier Holdings LLC (“Holdings”), a Delaware limited liability company, Navajo Holdings, Inc., a New Mexico corporation (“Navajo Holdings”), Navajo Pipeline GP, L.L.C., a Delaware limited liability company (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C., a Delaware limited liability company (“Navajo Pipeline LP”), Navajo Pipeline, Co., L.P., a Delaware limited partnership (“Navajo”), Holly Logistic Services, L.L.C., a Delaware limited liability company (“HLS”), Holly Logistics Limited LLC, a Delaware limited liability company (“HLL”), Navajo Refining Company, L.L.C., a Delaware limited liability company (“NRC”) and Holly Refining & Marketing Company – Woods Cross LLC, a Delaware limited liability company (“HRMC”).

(2)	Holdings is a wholly owned subsidiary of HollyFrontier.

(3)	NRC is a wholly owned subsidiary of HollyFrontier.

(4)	HRMC is a wholly owned subsidiary of HollyFrontier.

(5)	Navajo Holdings is a wholly owned subsidiary of HollyFrontier.

(6)	Navajo Pipeline GP is a wholly owned subsidiary of Navajo Holdings.

(7)	Navajo Pipeline LP is a wholly owned subsidiary of Navajo Holdings.

(8)	Navajo has one general and limited partner, which are Navajo Pipeline GP and Navajo Pipeline LP, respectively.

(9)	HLS is a wholly owned subsidiary of Navajo.

(10)	HLL (collectively with HollyFrontier, Holdings, NRC, HRMC, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo and HLS, the “Reporting Persons”) is a wholly owned subsidiary of HLS.
The Reporting Persons (other than Holdings, HLL, NRC and HRMC) and HEP Logistics Holdings, L.P., a Delaware limited partnership (the “General Partner”), previously entered into a Joint Filing Agreement, dated August 28, 2009, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference). The Reporting Persons (other than Holdings, NRC and HRMC) and the General Partner have entered into an amendment to the Joint Filing Agreement, dated January 13, 2011, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 99.2 (which is hereby incorporated by reference), and the Reporting Persons have entered into an amendment to the Joint Filing Agreement, dated as of the date hereof, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 99.3 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.
Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.
(c)    Present Principal Occupation or Principal Business:

(1)
The principal business of HollyFrontier is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(2)	The principal business of Holdings is to own Common Units in the Issuer and certain other securities in a subsidiary of the Issuer.

(3)	The principal business of NRC is to own and operate the Navajo refinery and related assets.

(4)	The principal business of HRMC is to own and operate the Woods Cross refinery and related assets.

(5)	The principal business of Navajo Holdings is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(6)	The principal business of Navajo Pipeline GP is to serve as the general partner of Navajo.

(7)	The principal business of Navajo Pipeline LP is to serve as the limited partner of Navajo.

(8)	The principal business of Navajo is to own all of the membership interests in HLS and serve as the limited partner of the General Partner.

(9)	The principal business of HLS is to serve as the general partner of the General Partner, and as the sole member of HLL.

(10)
The principal business of HLL is to own Common Units in the Issuer. The principal business of the Issuer is to own and operate (through its subsidiaries) product and crude pipelines, tankage, terminals and loading facilities.

Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of HollyFrontier, Navajo Holdings and HLS (the “Listed Persons”) are as follows:
HollyFrontier Corporation:

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned	Percent of Common Units Beneficially Owned
Matthew P. Clifton	Executive Chairman and Director	Executive Officer of HollyFrontier and its affiliates	117,281	0.41
Michael C. Jennings	Chief Executive Officer, President and Director	Executive Officer of HollyFrontier and its affiliates	2,000	*
Douglas S. Aron	Executive Vice President and Chief Financial Officer	Executive Officer of HollyFrontier and its affiliates	420(1)	*
David L. Lamp	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and its affiliates	0	-
George J. Damiris	Senior Vice President, Supply and Marketing	Executive Officer of HollyFrontier and its affiliates	0	-
Bruce R. Shaw	Senior Vice President, Strategy and Corporate Development	Executive Officer of HollyFrontier and its affiliates	10,079	*
James M. Stump	Senior Vice President, Refinery Operations	Executive Officer of HollyFrontier and its affiliates	0	-
Denise C. McWatters	Vice President, General Counsel and Secretary	Executive Officer of HollyFrontier and its affiliates	4,708(2)	*
Robert G. McKenzie	Director	Financial Consultant	0	-
Douglas Y. Bech	Director	Chairman and Chief Executive Officer of Raintree Resorts International	0	-
Buford P. Berry	Director	Of Counsel to Thompson & Knight L.L.P.	0	-
Leldon E. Echols	Director	Private Investor	0	-
Tommy A. Valenta	Director	Retired	0	-
R. Kevin Hardage	Director	Chief Executive Officer of Turtle Creek Trust Company	0	-
Robert J. Kostelnik	Director	Partner at Glenrock Recovery Partners, LLC	0	-
James H. Lee	Director	Managing General Partner and Principal Owner of Lee, Hite & Wisda Ltd.	100(3)	*
Franklin Myers	Director	Private Investor	0	-
Michael E. Rose	Director	Private Investor	0	-
___________
*Less than 0.1%

Navajo Holdings, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned	Percent of Common Units Beneficially Owned
Michael C. Jennings	Chief Executive Officer, President and Director	Executive Officer of HollyFrontier and its affiliates	2,000	*
Douglas S. Aron	Executive Vice President, Chief Financial Officer and Director	Executive Officer of HollyFrontier and its affiliates	420(1)	*
David L. Lamp	Executive Vice President, Chief Operating Officer	Executive Officer of HollyFrontier and its affiliates	0	-
Denise C. McWatters	Vice President, General Counsel, Secretary and Director	Executive Officer of HollyFrontier and its affiliates	4,708(2)	*
___________
*Less than 0.1%
Holly Logistic Services, L.L.C.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned	Percent of Common Units Beneficially Owned
Matthew P. Clifton	Chairman of the Board, Chief Executive Officer and President	Executive Officer of HollyFrontier and certain of its affiliates	117,281	0.41
Bruce R. Shaw	Senior Vice President, Strategy and Corporate Development	Executive Officer of HollyFrontier and certain of its affiliates	10,079	*
Mark T. Cunningham	Vice President, Operations	Executive Officer of HLS	14,098	*
Denise C. McWatters	Vice President, General Counsel and Secretary	Executive Officer of HollyFrontier and its affiliates	4,708(2)	*
Scott C. Surplus	Vice President and Controller	Executive Officer of HLS	5,884	*
P. Dean Ridenour	Director	Retired	33,070	0.12
Charles M. Darling, IV	Director	President of DQ Holdings, L.L.C.	22,086(4)	*
William J. Gray	Director	Private Consultant	9,285	*
Jerry W. Pinkerton	Director	Retired	10,886	*
William P. Stengel	Director	Retired	8,778(5)	*
Michael C. Jennings	Director	Executive Officer of HollyFrontier and its affiliates	2,000	*
James G. Townsend	Director	Retired	7,878	*
___________
*Less than 0.1%
(1) Mr. Aron acts as UTMA custodian over 210 Common Units for his son and 210 Common Units for his daughter. Mr. Aron disclaims beneficial ownership of Common Units held by his son and daughter except to the extent of his pecuniary interest therein.
(2) Ms. McWatters shares voting and disposition power over 2,000 of these Common Units, which Common Units are owned by her husband. Ms. McWatters’ husband also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.
(3) Mr. Lee’s wife owns 100 Common Units. Mr. Lee disclaims beneficial ownership of the Common Units held by his wife except to the extent of his pecuniary interest therein. Mr. Lee’s wife has the right to receive distributions from, and the proceeds from the sale of, these Common Units.
(4) Mr. Darling owns a 50% interest in, and is the general manager of, DQ Holdings, L.L.C., which owns 11,200 of these Common Units. As an owner and general manager of DQ Holdings, L.L.C., Mr. Darling shares voting and disposition power over these Common Units. As an owner and general manager of DQ Holdings, L.L.C., Mr. Darling has the power to direct the receipt of distributions from, and the proceeds from the sale of, these Common Units. Mr. Darling disclaims beneficial ownership of Common Units held by DQ Holdings, L.L.C. except to the extent of his pecuniary interest therein.
(5) Mr. Stengel shares voting and disposition power over 500 of these Common Units, which Common Units are owned by his wife. Mr. Stengel’s wife also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.
The principal business address and principal office address of the executive officers and directors listed above is 2828 N. Harwood, Suite 1300, Dallas, TX 75201.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following additional disclosure:
On July 12, 2012, HollyFrontier, the Issuer and its subsidiary, HEP UNEV Holdings LLC (“HEP Holdings”), entered into an LLC Interest Purchase Agreement (the “Purchase Agreement”), with an effective date of July 12, 2012, pursuant to which HEP Holdings acquired from HollyFrontier all of the issued and outstanding membership interests of HEP UNEV Pipeline LLC (“HEP UNEV”), which owns a 75% interest in UNEV Pipeline, LLC (“UNEV Pipeline”). UNEV Pipeline is the owner of an approximate 400 mile, 12-inch refined products pipeline currently running from Woods Cross, Utah to Las Vegas, Nevada, related products terminals near Cedar City, Utah and Las Vegas, Nevada and other related assets. The aggregate consideration paid by HEP Holdings for the membership interests of HEP UNEV was $315 million, subject to certain post-closing purchase price adjustments, consisting of $260 million in cash and 1,029,900 Common Units valued at $55 million, issued to Holdings.
In connection with the closing of the transaction, HollyFrontier, the owner of the Issuer’s general partner, has agreed to forego its right to $1.25 million per quarter of incentive distributions from the Issuer that the general partner would otherwise be entitled to receive over the 12 consecutive quarters following the closing of the transaction and an additional 4 quarters in certain circumstances. Additionally, Holdings will receive a profits interest that will be paid beginning the fifth year after the closing based on UNEV Pipeline’s EBITDA for the fourth year following the closing, by which it would be entitled in certain circumstances to receive 50% of the Issuer’s portion of UNEV Pipeline’s EBITDA over $30 million, until the earlier of reaching a cap or 20 years following the closing.

Item 5. Interest in Securities of the Issuer
Sub-Items (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a)

(1)
HLL is the record and beneficial owner of an aggregate of 10,807,615 Common Units, representing 38.1% of the Common Units. Navajo is the record and beneficial owner of an aggregate of 127,440 Common Units, representing 0.4% of the Common Units. HollyFrontier is the record and beneficial owner of 72,503 Common Units, representing 0.3% of the Common Units. Holdings is the record and beneficial owner of 1,029,900 Common Units, representing 3.6% of the Common Units. NRC is the record and beneficial owner of 59,844 Common Units, representing 0.2% of the Common Units. HRMC is the record and beneficial owner of 30,213 Common Units, representing 0.1% of the Common Units. No other Reporting Person directly owns any Common Units.

(2)
In its capacity as the owner of 100% of the membership interests in HLL, HLS may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 10,807,615 Common Units, representing 38.1% of the Common Units. In its capacity as the owner of 100% of the membership interests in HLS, Navajo may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 10,935,055 Common Units, representing 38.5% of the Common Units. In their capacity as the direct or indirect owners of 100% of the general and limited partner interests in Navajo, Navajo Holdings, Navajo Pipeline GP and Navajo Pipeline LP may each, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 10,935,055 Common Units, representing 38.5% of the Common Units. In its capacity as the owner of 100% of the common stock of Navajo Holdings, Holdings, NRC and HRMC, HollyFrontier may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 12,127,515 Common Units, representing 42.7% of the Common Units.

(3)	The information set forth in Item 2 with respect to the Listed Persons is incorporated into this Item 5(a) by reference.

(4)
The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person or Listed Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person or Listed Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person or Listed Person.

(5)
Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Listed Persons own beneficially, or have any right to acquire, directly or indirectly, any Common Units.

(b)
The information set forth in Items 7 through 11 of the cover pages hereto and the information regarding the Listed Persons in Item 2 are incorporated herein by reference. The executive officers and members of the board of directors of (i) HollyFrontier who are identified in Item 2 hereof (and certain of whom are also members of the boards of managers of Navajo Pipeline GP, Navajo Pipeline LP, HLL, Holdings, NRC and HRMC), share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 12,127,515 Common Units owned by HollyFrontier, Navajo, HLL, Holdings, NRC and HRMC, subject to certain exceptions, (ii) Navajo Holdings who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 10,935,055 Common Units owned by Navajo and HLL, subject to certain exceptions, and (iii) HLS who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 10,807,615 Common Units owned by HLL, subject to certain exceptions.

(c)
On August 1, 2012, each of Charles M. Darling, IV, William J. Gray, Jerry W. Pinkerton, P. Dean Ridenour, William P. Stengel and James G. Townsend received 1,126 restricted Common Units under the Issuer’s Long-Term Incentive Plan in consideration for their services as a member of the board of directors of HLS. Other than pursuant to the transaction contemplated by the Purchase Agreement as described in Item 3, and other than pursuant to the grant of restricted Common Units as described in this Item 5(c), none of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common

Units during the past 60 days.

Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 99.3	Amendment to Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated as of the date hereof.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012	HOLLYFRONTIER CORPORATION

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012	HOLLYFRONTIER HOLDINGS LLC

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012	NAVAJO HOLDINGS, INC.

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012	NAVAJO PIPELINE GP, L.L.C.

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012	NAVAJO PIPELINE LP, L.L.C.

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012	NAVAJO PIPELINE CO., L.P.

	By:	Navajo Pipeline GP, L.L.C.,
Its general partner

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012	HOLLY LOGISTIC SERVICES, L.L.C.

	By:	/s/ Bruce R. Shaw
	Name:	Bruce R. Shaw
	Title:	Senior Vice President and Chief Financial Officer

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012	HOLLY LOGISTICS LIMITED LLC

	By:	Holly Logistic Services, L.L.C.,
Its sole member

	By:	/s/ Bruce R. Shaw
	Name:	Bruce R. Shaw
	Title:	Senior Vice President and Chief Financial Officer

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012	NAVAJO REFINING COMPANY, L.L.C.

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012	HOLLY REFINING & MARKETING COMPANY – WOODS CROSS LLC

	By:	/s/ Michael C. Jennings
	Name:	Michael C. Jennings
	Title:	Chief Executive Officer and President